Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-5743840 briang@radware.com

FOR IMMEDIATE RELEASE

Radware Raises Guidance for Q4 2013 Financial Results

TEL AVIV, ISRAEL; January 6, 2014  --  Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today raised its guidance for the fourth quarter of 2013. The company anticipates quarterly revenues to be at a record level of approximately $53 million, higher than the previous guidance of $49.5 million to $51.0 million.

EPS on a Non-GAAP basis is expected to be at 21-22 cents per diluted share vs. 18-19 cents per share as previously indicated.

Radware’s prior guidance ranges were included with the announcement of the company’s third quarter 2013 earnings call on October 24, 2013.

“We are pleased to report record revenues for the company,” stated Roy Zisapel, CEO Radware. “The strong sales results are an outcome of continued growth in the Americas coupled with solid performance from EMEA.”

The company expects to release final fourth quarter and full year 2013 results before the market open on January 28, 2014.

Earnings Conference Call Details

Radware management will host a call Tuesday, January 28, 2014 at 08:45 am ET to discuss fourth quarter 2013 results and update the company’s outlook for 2014. Please call one of the following dial-in numbers to participate:

Participants in the US call: Toll Free (877) 260-8900

Participants Internationally call:  +1 (612) 332-0634

Conference ID:  314833

Please find a link to the upcoming webcast presentation on the following web page: http://www.radware.com/IR/

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers.  Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.